Filed by AirGate PCS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: AirGate PCS, Inc.
Commission File No.: 027455

Script of AirGate PCS All Hand Employee Conference Call — September 25, 2003

Operator introduces Tom Dougherty.

Introduction

Good morning everyone, I know you all are very busy and you have a lot on your plates right now, so I’m glad that you have arranged to be on this call so we can discuss some important AirGate business.

Just after the market closed yesterday afternoon, we announced the Company’s proposed recapitalization plan. By now, you should have received a letter from me and the press release. The purpose of this call is to talk with you about this plan, the reasons we are pursuing this course of action and the current issues facing the Company. I’ll begin this conversation and then we will open up the phone lines so I can answer some of your questions.

Before I get too deep into the details of this plan, I want to make something very clear to all of you. This financial restructuring will have no impact on you or your employment here at AirGate. I can’t express this strongly enough. This is not a headcount reduction or job elimination initiative. I suspect this issue will come up many times over the next few days and I want to make sure each of you is very clear about the goals and purpose of this recapitalization. This financial plan is designed to reduce our debt as well as strengthen our balance sheet and base of shareholders.

Plan Details

Okay, now that I’ve cleared that up, let me discuss the details and foundation of this plan. Because of the ongoing challenges in our business, we need a strong, long-term capital structure to pursue our “smart-growth” strategy and achieve our business objectives. We believe that achievement of this recapitalization plan will provide us with a greatly improved, simplified and more secure capital structure by substantially reducing our debt burden. The plan will save more than $255 million in principal and interest payments, compared to our current debt structure.

The main component of the plan is an offer to exchange all of our $300 million outstanding old notes for a combination of $160 million in new notes at a lower interest rate and new shares of our common stock, which will represent approximately 56 percent of the outstanding equity.

We are very pleased to say that note holders representing more than two-thirds of the principal amount of the Old Notes have agreed to tender their notes in the exchange offer under the terms of a support agreement, which became effective today. We are targeting completion of this restructuring plan for the end of the year, subject to SEC review and other normal conditions.

Other features of the plan include:

•	A reverse stock split

•	An increase in shares authorized for award under the Company’s stock incentive plan

•	An increase in the size of the Company’s board of directors to at least seven members, three of whom are to be approved by supporting note holders.

•	A consent solicitation to remove substantially all covenants of the indenture under which the Old Notes were issued which can be removed without consent of all note holders, release the liens created under the indenture and waive any defaults under the indenture that occur as a result of the recapitalization plan. Also as I mentioned earlier, more than two-thirds of supporting note holders have agreed to provide this consent.

•	And finally, the transfer of the Company’s iPCS stock to a liquidating trust for the benefit of the AirGate shareholders, subject to approval of the iPCS bankruptcy court. Such shares would be distributed to AirGate shareholders only if the iPCS bankruptcy court approves a plan of reorganization for iPCS that calls for distribution of iPCS shares to the trust.

We are very optimistic that the plan will be approved and details will be finalized before year’s end. Once it’s approved, I’m proud to say that AirGate will have a much more simplified capital structure and debt ratios that are superior to all other Sprint affiliates.

Before I continue, I want to point something out to you. You may have read the paragraph in the press release that outlines another refinancing option. In the event the Company does not meet the 98% minimum tender requirement or any other conditions to complete the recapitalization plan, the Company has the option to pursue a prepackaged plan of reorganization or simply put — a prepackaged bankruptcy. That term might sound scary to some of you. However, what it means is this: If we don’t accomplish this recapitalization through this current proposal, the board could vote to restructure our debt through another form of reorganization — such as a prepackaged bankruptcy.

This prepackaged option is the same plan as the current proposal; it would merely result in a court-enforced recapitalization plan. Just as in our current proposal, this would not affect you. It won’t mean a loss of jobs or that we won’t pay our vendors or suppliers. This course of action is NOT like iPCS. Again, we don’t anticipate having to take this course of action, but it is another option of refinancing that is available to the board if we need it.

Now, why is this recapitalization good for AirGate? In both the short-term and the long-term, we believe this restructuring will allow us to:

•	Save AirGate more than $255 million in debt service over the next five years, which would enable us invest this savings back into the business

•	Continue to support our “smart growth” strategy

•	Provide us financial flexibility to consider other initiatives to improve our operational and financial performance such as the outsourcing of customer care and related services

•	Better position us to maintain and maximize our business competitiveness in the marketplace

•	Reposition the company’s equity enabling us to have a stock that trades on a major exchange

This financial restructuring shouldn’t have any impact on your activities from a day-to-day operational standpoint. This plan is designed to better position AirGate financially and in the marketplace for continued ‘smart growth.’

Business Challenges

I’d like to talk with you about our current business situation and the issues we are facing today. As you are aware, this is a highly capital-intensive business, particularly in the start-up phase, and in addition to our capital needs to fund our operating losses, we have invested over $286 million to purchase property and equipment since the company commenced operations. While much of AirGate’s network is now complete and the majority of the investments have been made, capital expenditures will continue to be necessary to increase capacity and improve network operations.

Since the beginning of 2002, like others in the wireless communications industry, we have been challenged by a weaker operating environment and therefore experienced significant declines in per share equity prices. These factors, and a weak outlook for the wireless industry, have severely limited our ability to raise new capital.

The reasons for this weaker operating environment include declining rates of subscriber growth, intense competition resulting in offerings of increasingly large bundles of minutes at lower prices and higher rates of churn resulting from competition as well as programs for sub-prime credit quality subscribers. In addition, the issues facing our industry have certainly been exacerbated by the overall weakness and uncertainties in the economy and the impact on consumer spending.

Like others in the wireless industry, our business has been and continues to be affected by these market conditions

Our Commitments

Throughout this challenging period in our business, we believe that AirGate has taken the lead in addressing those issues which are most directly in our control and in reducing and managing our costs. As I outlined in my letter, I’m very pleased with the progress we are making toward achieving our ‘smart-growth’ strategy. Although we’re in one of the more volatile industries today, the people of AirGate are keeping our commitments.

In December, we will be releasing our fiscal year-end results, which will allow us to share our most recent successes. Until then, I wanted to share a few examples of how we are delivering on our commitments:

•	AirGate is significantly improving our operating results under our ‘smart-growth’ strategy

•	During the last two quarters, we increased our cash position. With more cash on hand, we have gained the financial flexibility to consider alternative operating strategies that will enable us to further improve our operational performance, such as enhanced customer care and related services — which I know you’re glad to hear.

•	AirGate’s subscriber base continues to stabilize with better quality subscribers than ever before.

•	We have improved our churn rate, although we need even more improvement in the future.

•	We have successfully reduced and controlled operating expenses by making important, and often difficult, organizational decisions that have improved our financial condition.

•	We have hired a Director of Audit Services who also has responsibility for helping develop programs to address security and loss prevention issues.

At the same time, we have been exploring ways to capitalize on the Sprint wireless product and service offerings, and take advantage of the Sprint brand recognition to capitalize on new growth initiatives, including PCS Vision, data services and wireline-to-wireless migration opportunities. These combined successes and future strategies will ready us to maximize the company’s position when the market demand for Sprint wireless products and services strengthen.

In addition, while all of these initiatives have certainly improved our operating efficiencies, our highly leveraged capital structure remains a drag on further operational improvement. The recent progress in our business demonstrates our commitment and ability to execute. We believe we have an opportunity to continue to build value.

I know this is a lot of information to share with you, but it’s important to me that you understand how this recapitalization is in the best interest of AirGate’s future.

The takeaway messages for this recapitalization plan are clear:

•	This plan puts AirGate in a stronger financial position and that is good for the people of AirGate.

•	Daily operations remain as they do today — focused on business results and our “smart-growth” strategy.

•	This plan will not have an impact on employment for the people of AirGate.

If you receive any questions that you can’t answer, please let Dennis Lee know and we’ll work to get you the information you need. Also, if you receive calls from outside parties, please refer them to Will Seippel at (404) 525-7272.

Before I take your questions, I’d like to touch on some other areas of our business.

•	3rd Quarter Performance highlights

•	Hurricane Readiness/Recovery

I would like to compliment our field team for their outstanding efforts preparing for and recovering from the effects of Hurricane Isabel on our markets. Due to the well coordinated preparation efforts of our IT, Marketing, Network and Sales groups, by late Friday, we only had six cell sites off the air and all of our affected retail stores were back in operation. This is a great statement to the strength of our operating teams.

•	Budgets -

As all of you are aware, our fiscal year ends in a few short days. Many of you have been involved in preparing and providing input for our 2004 operating budgets. We anticipate receiving approval for the next year’s budget later in the week at our board meeting. Budget packages will be sent out to all departments during the second week of October. This will give everyone visibility to our financial goals for your organizations for the next twelve months.

Conclusion

Finally, I want to take this opportunity to thank you for your hard work and dedication since the last time we spoke. I know each of you is working very hard to achieve your goals and, as I mentioned in my letter I sincerely appreciate your patience during these challenging times. Please continue to focus on our ‘smart-growth’ strategy by:

•	Acquiring high-quality subscribers

•	Providing strong customer service

•	Maintaining strong network support

•	Keeping costs and expenses to a minimum

•	Keeping in compliance with company conduct and high ethical standards

Okay, now I’d like to open up the lines to take your questions. Unfortunately, due to scheduling conflicts resulting from a board planning meeting in Charleston, SC scheduled a year ago, we had to schedule our investor conference call for next Wednesday morning. Therefore, I’ll be limited to how much information I can provide this morning because of SEC rules that require me to release information to the public before I discuss it with others. I encourage you to participate in that call, because I sincerely believe that the more you know and understand this plan, the more optimistically you can look forward to the company’s future. Now let’s take your questions.

Questions and Answers (Tom and Team)

Operator will provide instructions for participants to ask questions and proceed with Q&A. Operator will indicate that there are no questions and turn the call back to Tom for a concluding comment such as:

Thank you for spending time with us today. On behalf of the leadership team, we appreciate your continued support, and have a good day.

Additional Information

AirGate PCS, Inc. (the “Company”) expects to file an exchange offer registration statement and a proxy statement relating to the recapitalization transaction with the Securities and Exchange Commission (the “SEC”) as soon as possible. Broadview International, LLC and Masson and Company are advising the Company on the transaction. Jefferies & Company has been appointed dealer-manager for the exchange offer. The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company with respect to the transactions contemplated by the exchange offer. Information about the Company’s directors and officers is included in the Company’s Annual Report on Form 10-K filed with the SEC on January 17, 2003 and in the Company’s Proxy Statement for its 2003 Annual Meeting of Shareowners filed with the SEC on January 28, 2003.

The foregoing reference to the registered exchange offer shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of the Company’s common stock or the Company 9 3/8% senior subordinated secured notes due 2009 in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the Registration Statement on Form S-4, including the prospectus relating to the exchange offer and the Proxy Statement on Schedule 14A (and, in each case, any amendments thereto) when they become available because they will contain important information.

These documents and amendments to these documents will be filed with the SEC. When these and other documents are filed with the SEC, they may be obtained at the SEC’s web site at www.sec.gov. You may also obtain each of these documents (when available) from the Company by directing your request to Barbara L. Blackford, Vice President, General Counsel and Corporate Secretary at (404) 525-7272.